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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   STRASBAUGH
           ----------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                               (Title of Class of
                                   Securities)

                                     86260A
                                       101
                                   ----------
                                 (CUSIP Number)

                                  Richard Nance
                                   Strasbaugh
                                825 Buckley Road
                        San Luis Obispo, California 93401
                     (Name, Address and Telephone Number of
                                Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2009
                              --------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.86260A 101
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Charles R. Schillings

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
         Not Applicable
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          (a)       |_|
          (b)       |X|
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS:

         PF
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

         |-|
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION:

         United States of America
--------------------------------------------------------------------------------
NUMBER OF            7  SOLE VOTING POWER:
SHARES                  1,148,508  shares of Common Stock
BENEFICIALLY         -----------------------------------------------------------
OWNED BY             8  SHARED VOTING POWER:
EACH                    0 shares of Common Stock
REPORTING            -----------------------------------------------------------
PERSON WITH          9  SOLE DISPOSITIVE POWER:
                        1,148,508 shares of Common Stock
                     -----------------------------------------------------------
                     10 SHARED DISPOSITIVE POWER:
                        0 shares of Common Stock
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         1,148,508 shares of Common Stock
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         |-|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         7.8%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON:

         IN
--------------------------------------------------------------------------------


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ITEM 1.     SECURITY AND ISSUER

         This Statement on Schedule 13D/A relates to the Common Stock, without par value (the "Common Stock") of Strasbaugh, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 425 Buckley Street, San Luis Obispo, CA 93401.

ITEM 2.     IDENTITY AND BACKGROUND

         This statement is being filed by Charles R. Schillings, President of the Issuer. His business address is 425 Buckley Street, San Luis Obispo, CA 93401. He is a citizen of the United States of America.

         During the last five years, Mr. Schillings has not (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Personal funds and cancellation of stock options.

ITEM 4.     PURPOSE OF TRANSACTION

         The additional shares were acquired by Schillings to increase his ownership in the Issuer. Mr. Schillings currently does not have any plan or proposal which relates to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) any action similar to any of those enumerated above.

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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) Mr. Schillings holds 1,148,508 shares of Common Stock of the Issuer, or approximately 7.8% of the 14,705,587 shares of Common Stock of the Issuer's issued and outstanding shares as of December 31, 2009 and has the sole power to vote or direct the vote or to dispose of or direct the disposition of such shares.

         (c) On November 23, 2009, Mr. Schillings acquired 200,000 shares of Common Stock in a privately negotiated transaction, at a price of $ .10 per share.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

         None



                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Date: January 15, 2010

                                                  /s/ Charles R. Schillings
                                                  ------------------------------
                                                  Charles R. Schillings